                                    Filed pursuant to Rule 424(b)(3)
                                          Registration Nos. 33-45440
                                                            33-28974
                                                             2-87322
                                                             2-63770
                                                             2-67552


APPENDIX TO PROSPECTUS
DATED JUNE 15, 1989



                   UNITED TECHNOLOGIES CORPORATION

     This Appendix covers shares of Common Stock of United Technologies Corporation (the "Corporation"), which are issuable upon the exercise of options granted under the following stock option plans:

     1979 Long Term Incentive Plan

     United Technologies Corporation Long Term Incentive Plan

                         ____________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ____________________

     No person is authorized to give any information or to make any representations not contained in this Appendix or in the Prospectus to which this Appendix relates; and any information or representation not so contained must not be relied upon as having been authorized by the Corporation. Additional copies of the Prospectus dated June 15, 1989 are available upon request to William H. Trachsel, Secretary, United Technologies Corporation, One Financial Plaza, Hartford, Connecticut 06101.

                         ____________________



The date of this Appendix is April 10, 1997

GENERAL INFORMATION

     This Appendix relates to shares of Common Stock which may be issued upon the exercise of stock options, stock appreciation rights, performance units, the award of restricted shares of Common Stock or other market-based or performance-based awards granted under the Corporation's 1979 Long Term Incentive Plan (the "1979 Plan") or the United Technologies Corporation Long Term Incentive Plan (the "UTC Plan") to participants in such plans (hereinafter referred to collectively as the "Plans"). The aforementioned stock options, stock appreciation rights, performance units, restricted shares and market-based or performance-based awards are hereinafter referred to as "Options," "Rights," "Units," "Shares," and "Awards," respectively.

     The purpose of the 1979 Plan and the UTC Plan is to provide additional incentive to key individuals, including officers of the Corporation and of its subsidiaries whose judgment, initiative and efforts are responsible for the successful operation of the Corporation's business and to increase their proprietary interest in the success of the Corporation. No further grants beyond those already granted can be made under the 1979 Plan. The Committee on Compensation and Executive Development (the "Committee") or the Board, acting upon the recommendation of the Committee, selected participants under the 1979 Plan. The Committee, or persons to whom the Committee shall delegate its authority, selects participants under the UTC Plan.

     Neither the 1979 Plan nor the UTC Plan are subject to any provision of the Employee Retirement Income Security Act of 1974, as amended.

ADMINISTRATIVE COMMITTEES

     The Plans are administered by the Committee or such persons to whom the Committee shall delegate its authority. The members of the Committee are appointed by the Board of Directors at the annual organizational meeting of the Board of Directors following the annual meeting of shareowners of the Corporation. The members are appointed for a term of one year or until their successors have been appointed and duly qualified, and may be removed from office by the Board of Directors. The Committee, which may act upon the recommendation of such persons to whom the Committee shall delegate its authority, selects the persons to whom Options, Rights, Units, Shares and other Awards should be granted, the types of such Options to be granted and, subject to the limitations contained in the Plans, the number of shares to be covered by such Options, Rights, Units and other Awards.

     The names and addresses of the members of the Committee are as follows:


         Robert F. Dee, Chairman .......   P.O. Box 1539
                                           709 Swedeland Road
                                           M.S. UW 2325
                                           King of Prussia, PA  19406

         Charles W. Duncan, Jr.  .......   Texas Commerce Tower
                                           600 Travis-61st Floor
                                           Houston, TX 77002-3007

         Jean Pierre Garnier     .......   One Franklin Plaza
                                           P.O. Box 7929
                                           Philadelphia, PA  19101-7929

         Frank P. Popoff         .......   2030 Dow Center
                                           Midland, MI  48674

         Harold A. Wagner        .......   7201 Hamilton Boulevard
                                           Allentown, PA  18195-1501

         Jacqueline G. Wexler    .......   7529 Somerset Shores Ct.
                                           Orlando, FL 32819

OPTIONS AND RIGHTS UNDER THE UTC PLAN

     As of February 28, 1997, 8,626,218 shares of Common Stock were subject to outstanding currently exercisable Options or Rights and 13,225,525 shares of Common Stock were subject to outstanding Options or Rights exercisable in the future as follows:

              Number of                  Range of Dates
              Shares                     When Options/
Number of     Subject to                 Rights First
Grantees      Options or     Average     Became           Range of
(1)           Rights         Price (2)   Exercisable      Expiration Dates

4,130         21,851,743     $42.95      1/30/92 to       1/29/99 to
                                         2/24/06          2/23/07
__________

     (1) Since Options and Rights were granted to key employees at the discretion of the Corporation's Board of Directors, the Committee or persons to whom the Committee delegated authority, the number of employees eligible to participate cannot be determined.

     (2) On February 28, 1997 the closing price per share of Common Stock on the New York Stock Exchange was $72.25.

OPTIONS UNDER THE 1979 PLAN

     As of February 28, 1997, 608,844 shares of Common Stock were subject to outstanding currently exercisable Options. No further Options may be granted under the 1979 Plan.

                                         Range of Dates
              Number of                  When Options
Number of     Shares         Average     First            Range of
Grantees      Subject        Option      Became           Expiration
(1)           to Option      Price (2)   Exercisable      Dates

135           608,844        $18.35      4/16/80 to       12/31/86 to
                                         3/30/92          11/29/98
__________

     (1) Since Options were granted to key employees at the discretion of the Corporation's Board of Directors or the Committee, the number of employees eligible to participate cannot be determined.

     (2) On February 28, 1997 the closing price per share of Common Stock on the New York Stock Exchange was $72.25.

CHANGES IN FEDERAL INCOME TAX CONSEQUENCES

     The Prospectus dated June 15, 1989, discusses some of the major Federal income tax consequences of the Plans, based on applicable provisions of the Federal income tax laws and regulations in effect on the date of the Prospectus. Changes in those tax consequences, resulting from subsequent changes in the law, are summarized below.

     Tax Rates. An individual taxpayer's net capital gain (the amount by which any net long-term capital gain exceeds any net short-term capital loss in the same taxable year) generally is taxed at ordinary income rates. However, the maximum tax rate on net capital gain is 28 percent. For certain individual taxpayers, the 28 percent maximum capital gains tax rate might be lower than the highest marginal rate on the taxpayer's ordinary income.

     Securities Law Restrictions. Effective May 1, 1991, a Participant subject to the provisions of Section 16(b) of the Securities Exchange Act of 1934 (an "Insider") may, without incurring liability under Section 16(b), dispose of securities acquired pursuant to an Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, or other award under the Plans after the expiration of six months from the date on which the award is granted, rather than six months from the date on which securities are transferred pursuant to such award. As a result, the date on which the Insider must ordinarily recognize income in connection with the transfer of such securities (and the date on which the fair market value of the securities is determined for Federal income tax purposes) will typically occur on the date of exercise or transfer (or, if later, six months from the date of the award), rather than six months from the date on which the securities are transferred to the Insider.

     The Federal income tax consequences of any award under the Plans will depend on the specific nature, terms and conditions of the award. Before exercising an award received under the Plans, disposing of shares acquired pursuant to the exercise of such an award, or taking any other action under the Plans, a Participant should consult a professional tax advisor concerning the Federal and any state, local or foreign income tax consequences of such action as they apply to his or her specific circumstances. This discussion of the law is neither intended nor offered as a complete summary or as a legal interpretation, and it does not address any consequences other than Federal income tax consequences, including any aspects of state, local or foreign tax law.

     Tax Qualification of Plans. The Plans are not intended to qualify under the provisions of Section 401(a) of the Code.

DESCRIPTION OF THE CAPITAL STOCK OF THE CORPORATION

     The authorized capital stock of the Corporation consists of 500,000,000 shares of Common Stock of the par value of $5 each and 250,000,000 shares of Preferred Stock of the par value of $1 of which one series of Preferred Stock is issued and outstanding, the Series A ESOP Convertible Preferred Stock.